EXHIBIT 99

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Consolidated Financial Statements

December 31, 2003

(With Independent Auditors’ Report Thereon)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Independent Auditors’ Report

The Board of Directors

Aarohi Communications, Inc.:

We have audited the accompanying consolidated balance sheet of Aarohi Communications, Inc. and subsidiary (the Company), a development stage enterprise, as of December 31, 2003, and the related consolidated statements of operations, shareholders’ deficit and comprehensive loss, and cash flows for the year ended December 31, 2003 and the cumulative period from September 20, 2000 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aarohi Communications, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003 and the cumulative period from September 20, 2000 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and is subject to the risks associated with companies in the development stage that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Mountain View, California

March 5, 2004

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Consolidated Balance Sheet

December 31, 2003

(In thousands, except share data)

Assets
Current assets:
Cash and cash equivalents	$14,282
Inventory	14
Accounts receivable	33
Deposits	37
Prepaid expenses	132
Employee advances	26

Total current assets	14,524

Property and equipment, net	1,581

Total assets	$16,105

Liabilities, Redeemable Convertible Preferred Stock, and Shareholders’ Deficit
Current liabilities:
Accounts payable	$409
Other accrued expenses	556
Deferred revenue	60
Extended payment obligations, current portion	228

Total current liabilities	1,253

Extended payment obligations, net of current portion	20
Convertible note payable	2,000

Total liabilities	3,273

Commitments and contingencies

Redeemable convertible preferred stock:
Series A, $0.001 par value. Authorized, issued, and outstanding 23,438,916 shares; liquidation preference of $0.65 per share	14,906
Series B, $0.001 par value. Authorized 14,545,457 shares; issued and outstanding 10,909,093 shares; liquidation preference of $0.55 per share	5,903
Series B-1, $0.001 par value. Authorized 33,944,332 shares; issued and outstanding 30,549,899 shares; liquidation preference of $0.4419 per share
13,440

Total redeemable convertible preferred stock	34,249

Shareholders’ deficit:
Common stock, $0.001 par value. Authorized 140,000,000 shares; issued and outstanding 12,492,470 shares	13
Additional paid-in capital	196
Accumulated other comprehensive income	4
Deficit accumulated during the development stage	(21,630)

Total shareholders’ deficit	(21,417)

Total liabilities, redeemable convertible preferred stock, and shareholders’ deficit	$16,105

See accompanying notes to consolidated financial statements.

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Consolidated Statements of Operations

(In thousands)

	Year ended December 31, 2003	Cumulative period from September 20, 2000 (inception) to December 31, 2003
Revenue	$126	126
Cost of sales	78	78

Gross margin	48	48

Operating expenses:
General and administrative	1,130	3,610
Sales and marketing	1,144	1,973
Research and development	8,005	16,628

Total operating expenses	10,279	22,211

Loss from operations	(10,231)	(22,163)
Noncash interest expense	—	(45)
Interest expense	(70)	(71)
Other income, net	393	649

Net loss	(9,908)	(21,630)

Beneficial conversion feature on Series A and B redeemable convertible preferred stock	(4,869)	—

Loss applicable to common shareholders	$(14,777)	(21,630)

See accompanying notes to consolidated financial statements.

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Consolidated Statements of Shareholders’ Deficit and Comprehensive Loss

Cumulative period from September 20, 2000 (inception) to December 31, 2003

(in thousands)

	Common stock		Additional paid-in capital	Notes receivable (including interest)	Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total shareholders’ deficit
	Shares	Amount
Issuance of common stock to founders on December 15, 2000	2,500	$3	$—	$—	$—	$—	$3
Net loss	—	—	—	—	—	(153)	(153)

Balances as of December 31, 2000	2,500	3	—	—	—	(153)	(150)
Issuance of common stock to founders on April 15, 2001	9,500	9	—	—	—	—	9
Noncash beneficial conversion associated with bridge loans	—	—	45	—	—	—	45
Exercise of common stock options for cash and note	1,170	1	80	(60)	—	—	21
Issuance of common stock for cash on July 26, 2001	10	1	—	—	—	—	1
Issuance and exercise of warrants for legal services	200	—	—	—	—	—	—
Comprehensive loss:
Translation loss	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	(2,417)	(2,417)

Total comprehensive loss							(2,418)

Balances as of December 31, 2001	13,380	14	125	(60)	(1)	(2,570)	(2,492)
Issuance of common stock to employee on August 30, 2002	150	—	10	—	—	—	10
Issuance of Series B convertible preferred stock on December 2, 2002, net of issuance costs of $97,000	—	—	—	—	—	—	—
Exercise of common stock options for cash	238	—	10	—	—	—	10
Repurchase of common stock	(534)	(1)	(36)	41	—	—	4
Note receivable from shareholder	—	—	—	(25)	—	—	(25)
Interest receivable on notes	—	—	—	(3)	—	—	(3)
Comprehensive loss:
Translation gain	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	(9,152)	(9,152)

Total comprehensive loss							(9,147)

Balances as of December 31, 2002	13,234	13	109	(47)	4	(11,722)	(11,643)
Exercise of common stock options for cash	237	2	14	—	—	—	16
Repurchase of common stock	(978)	(2)	(5)	—	—	—	(7)
Repayment of note receivable from shareholder	—	—	—	47	—	—	47
Issuance of common stock options to nonemployees for services rendered	—	—	77	—	—	—	77
Deemed preferred stock dividend	—	—	(4,869)	—	—	—	(4,869)
Beneficial conversion feature	—	—	4,869	—	—	—	4,869
Net loss	—	—	—	—	—	(9,908)	(9,908)

Total comprehensive loss							(9,908)

Balances as of December 31, 2003	12,493	$13	$196	$—	$4	$(21,630)	$(21,417)

See accompanying notes to consolidated financial statements.

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31, 2003	Cumulative period from September 20, 2000 (inception) to December 31, 2003
Cash flows from operating activities:
Net loss	$(9,908)	(21,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,485	1,818
Stock-based compensation	—	1
Noncash interest expense	—	45
Gain on termination of long-term financing arrangement	(297)	(297)
Changes in operating assets and liabilities:
Inventory	(14)	(14)
Accounts receivable	(33)	(33)
Deposits	111	(37)
Prepaid expenses	(33)	(132)
Employee advances	(5)	29
Accounts payable	(4)	409
Other accrued expenses	164	556
Deferred revenue	60	60

Net cash used in operating activities	(8,474)	(19,225)

Cash flows used in investing activities:
Capital expenditures	(267)	(2,117)

Cash flows from financing activities:
Proceeds from issuance of bridge loan	—	1,600
Payment on long-term financing arrangements	(728)	(728)
Proceeds from exercise of common stock	14	14
Notes receivable from shareholder	47	47
Issuance of common stock (repurchase)	73	46
Net proceeds from issuance of preferred stock	13,440	34,649

Net cash provided by financing activities	12,846	35,628

Effect of exchange rate changes on cash	—	(4)

Net increase in cash and cash equivalents	4,105	14,282
Cash and cash equivalents at beginning of period	10,177	—

Cash and cash equivalents at end of period	$14,282	14,282

Supplemental disclosures of cash flow information:
Noncash investing and financing activities:
Convertible note issued in exchange for preferred stock	$2,000	2,000
Stock issued for notes receivable	—	47
Conversion of bridge loan for Series A preferred stock	—	1,600
Software purchased under long-term financing arrangements	654	970
Beneficial conversion feature	4,869	4,869

See accompanying notes to consolidated financial statements.

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

(1)	The Company and Basis of Presentation

Aarohi Communications, Inc. (the Company) is a California corporation with headquarters in San Jose, California and a wholly owned subsidiary in India. The Company builds storage processors designed to increase storage intelligence in networks, enable storage resource management, and enhance network performance and scalability.

The Company is classified for financial reporting purposes as a development stage enterprise. Operations to date have been devoted primarily to raising capital, obtaining financing, product development, acquiring operating assets, and administrative functions.

The accompanying consolidated financial statements have been prepared assuming the Company will continue in existence as a going concern. Because the Company is in the development stage, it is subject to the risks associated with such companies including dependence on key individuals, competition from other products and from larger companies, the need to obtain financing, and the successful development and marketing of its products. The Company has incurred losses from inception of $21,630,000. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company believes it has sufficient capital to fund its operations through December 31, 2004 and beyond; however, the continued implementation of the Company’s business plan may be dependent on obtaining additional financing. Management plans on raising additional financing to successfully launch and market its products. There can be no assurance that additional financing will be available to the Company, that additional funding will be available on acceptable terms, or that it will not dilute existing shareholders.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Cash Equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2003, cash equivalents consist of money market funds in the amount of $8,867,655.

(c)	Business and Credit Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with high-quality financial institutions. At times, cash deposits are in excess of federally insured limits or in foreign banks that are not subject to federal insurance.

6	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

(d)	Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset, which is generally three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

(e)	Software Development Costs and Purchased Software Costs

Software development costs for products to be sold are expensed as incurred until technological feasibility of the underlying software product is achieved. To date, technological feasibility has not been achieved and all software development costs have been expensed as incurred.

Purchased software costs for products to be sold are expensed as incurred until technological feasibility of the underlying software product is achieved or if there are no alternative future uses for the purchased software. To date, certain purchased software has been determined to have alternative future uses and has been included in capitalized software (see note 3) in the accompanying consolidated financial statements.

(f)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on available evidence, it is more likely than not that the deferred tax asset will not be realized.

(g)	Accounting for Stock-Based Compensation

The Company grants stock options and stock purchase rights for a fixed number of shares to employees with an exercise price equal to the estimated fair value of the shares at the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, permits the use of either a fair-value-based method or the method defined in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair-value-based method.

7	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123. This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB Opinion No. 25 and, accordingly, it has included the pro forma disclosures required under SFAS No. 123, as amended by SFAS No. 148 as follows:

	December 31, 2003	Cumulative period from September 20, 2000 (inception) to December 31, 2003
Net loss, as reported	$(9,908,000)	(21,630,000)
Deduct stock-based employee compensation expense determined under the fair-value method	(1,535)	(17,003)

Pro forma net loss	$(9,909,535)	(21,647,003)

The weighted average estimated fair value of employee stock options granted during the year ended December 31, 2003 and for the cumulative period from September 20, 2000 (inception) to December 31, 2003 was $0.07 per share. The fair-value of each option was estimated on the date of grant using the minimum-value method of the Black-Scholes option-pricing model for the year ended December 31, 2003 with the following weighted average assumptions: no dividends; risk-free interest rate of 2.63%; and expected average life of four years.

The value of options, stock purchase rights, and stock exchanged for services rendered or assets acquired is valued using the Black-Scholes option-pricing model. To calculate the expense or asset value, the Company uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Unvested shares held by nonemployees have been and will be marked-to-market using the estimate of fair value at the end of each accounting period pursuant to the Financial Accounting Standards Board’s (FASB) Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company records compensation expense for nonemployee option grants which vest ratably over the service period using the allocation method as described Financial Interpretation Number (FIN) No. 28.

8	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

(h)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

(i)	Foreign Operations

Assets and liabilities of the Company’s India subsidiary where the local currency is the functional currency are translated at year-end exchange rates. The effects of the translation adjustments are reported as a separate component of comprehensive loss and are included in accumulated other comprehensive loss in the consolidated statements of shareholders’ deficit and comprehensive loss.

(j)	Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

(k)	Revenue Recognition

The Company recognizes revenue for design services when all of the following criteria are met:

Order documentation is executed (where required) by both the customer and the Company by the end of the accounting period in which revenue is to be recognized, delivery has occurred, payment amounts are fixed or determinable (fixed or determinable generally means that the timing and amount of the payments are not based on any future event, and there are no other factors or contingencies affecting the Company’s ability to recognize revenue relating to these payments), and collectibility is probable.

The Company recognizes revenue in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended. SOP 97-2 specifies that in order to recognize revenue on sales of software licenses, evidence of the sales arrangement must exist, delivery of the element must have occurred, the fee must be fixed or determinable, and collection is probable. SOP 97-2 requires revenue earned on software arrangements involving multiple elements be allocated to each element based on vendor-specific objective evidence (VSOE) of the fair value of the individual element. If VSOE does not exist for all undelivered elements, then in accordance with SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions, revenue is deferred until sufficient evidence exists or all elements for which VSOE does not exist have been delivered.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 provides guidance on

9	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into for fiscal periods beginning after June 13, 2003. The Company adopted the provisions of EITF No. 00-21 for the fiscal year ended December 31, 2003.

(l)	Research and Development Costs

Research and development costs are expensed as incurred and consist primarily of salaries, contract services, and other direct expenses.

(3)	Property and Equipment

Property and equipment as of December 31, 2003 consisted of the following:

Computer hardware	$912,193
Software	2,316,998
Leasehold improvements	61,479
Furniture and fixtures	107,972

3,398,642
Less accumulated depreciation and amortization	1,817,794

Total	$1,580,848

Depreciation and amortization expense for the year ended December 31, 2003 and the cumulative period from September 20, 2000 (inception) to December 31, 2003 was $1,484,872 and $1,817,794, respectively.

(4)	Other Accrued Expenses

Other accrued expenses as of December 31, 2003 consisted of the following:

Accrued vacation	$217,037
Professional service fees	176,000
Other accrued	162,595

Total	$555,632

(5)	Commitments

The Company has entered into operating leases for equipment and extended payment arrangements for purchased software with expiration/maturity dates varying from 2004 to 2005. The Company subleases its principal operating facility under a noncancelable operating lease. In January 2003, the Company amended and extended the operating lease until July 31, 2004. Under the amended lease agreement, the Company received a $40,000 reduction in its security deposit and a reduction of approximately $5,000 in its monthly rent. In January 2004, the Company amended and extended the operating lease until July 31, 2005. Under the amended lease agreement, the Company leased additional space and the monthly rent was reduced to $22,801 for the remainder of the lease term.

Rent expense was $279,524 and $781,938 for the year ended December 31, 2003 and the cumulative period from September 20, 2000 (inception) to December 31, 2003, respectively.

10	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

Future minimum lease payments under noncancelable operating leases and extended payment obligation as of December 31, 2003 are as follows:

	Operating lease	Extended payment
Years ending December 31:
2004	$273,618	228,082
2005	159,611	19,635

Total minimum other liabilities and lease payments	$433,229	247,717

Less current portion		228,082

Long-term other liabilities		$19,635

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, such matters will be resolved without a material adverse effect on the Company.

(6)	Restricted Common Stock Agreement

On June 20, 2002, pursuant to a Restricted Stock Purchase Agreement (the Agreement), the Company issued 150,000 shares of its common stock subject to certain restrictions, to a member of the board of directors for $0.07 per share. Under the terms of the Agreement, the Company has the right to repurchase the shares of common stock, in the event the board member ceases to provide services to the Company. The shares vest monthly over a two-year period. A Company IPO (Initial Public Offering) would trigger an acceleration of the vesting. As of December 31, 2003, approximately 37,500 shares of common stock were subject to the repurchase rights of the Company under the Agreement.

(7)	Redeemable Convertible Preferred Stock

In July and August 2001, the Company closed its Series A convertible preferred stock round of financing. In total, the Company sold 23,438,916 shares of Series A convertible preferred stock for $13,306,000 and conversion of bridge loans of $1,600,000.

In December 2002, the Company closed its Series B convertible preferred stock round of financing. In total, the Company sold 14,545,547 shares of Series B convertible preferred stock in exchange for cash of $8,000,000. The Company subsequently repurchased 3,636,636 shares of Series B convertible preferred shares in exchange for a convertible note (see note 7(f)).

In August 2003, the Company closed its initial Series B-1 convertible preferred stock round of financing, and in November 2003, the Company closed its second Series B-1 convertible preferred stock round of financing. In total, the Company sold 30,549,899 shares of Series B-1 convertible preferred stock in exchange of cash for $13,500,000.

11	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

Convertible preferred stock as of December 31, 2003 consisted of the following:

	Original issuance price	Number of shares authorized	Number of shares issued and outstanding	Dividends per share	Liquidation value per share	Total liquidation value
Series A	$0.63595	23,438,916	23,438,916	$0.044	0.65	15,235,295
Series B	0.55000	14,545,457	10,909,093	0.044	0.55	6,000,001
Series B-1	0.44190	33,944,332	30,549,898	0.035352	0.4419	13,499,999

		71,928,705	64,897,907			$34,735,295

The rights, preferences, and privileges of the Series A, B, and B-1 preferred stock are as follows:

(a)	Voting Rights

The holders of shares of Series A, B and B-1 preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred shares could be converted as of the record date for a vote of Company shareholders.

(b)	Dividends and Distributions

The holders of shares of Series A, B, and B-1 preferred stock are entitled to receive, when and if declared by the board of directors, a noncumulative dividend at an annual rate of $0.044, $0.044, and $0.035352 per share, respectively. No dividends have been declared to date.

(c)	Conversion Rights

Each share of Series A, B, and B-1 preferred stock was initially convertible into one share of common stock. On November 27, 2002, the Company entered into a side letter agreement with the purchasers of Series B preferred stock. In the event: (a) that the Company failed to receive a signed term sheet on or before February 28, 2003 from one or more qualified investors committing to invest at least $1,999,995 in gross proceeds to purchase additional Series B preferred stock or (b) if the Company failed to close such transaction on or before March 31, 2003 (including, without limitation, receipt of the cash funding), then the conversion prices of Series A and B preferred stock would each be amended such that each share of Series A and B preferred stock would be convertible into 1.2 and 1.6 shares of common stock, respectively. The Company did not complete the transaction to raise gross proceeds of a least $1,999,995 in additional shares of Series B preferred stock in March 2003, and as a result, the conversion prices of Series A and B preferred stock have been adjusted from $0.65 per share to $0.55 per share, respectively, to $0.54 per share and $0.34 per share, respectively. The Company has accounted for the intrinsic-value of the embedded beneficial conversion feature as the difference between the conversion price and the fair value of the common stock into which the security is convertible, as of the commitment date, multiplied by the number of shares into which the security is convertible for a total amount of $4,869,191.

12	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

The conversion price of Series A, B, and B-1 preferred stock is subject to adjustment if the consideration per share for an additional share of common stock issued or deemed to be issued by the Company is less than the Series A, B, and B-1 preferred stock conversion price prior to such conversion. Additional shares of common stock issued or deemed to be issued by the Company excludes shares issued to officers, directors, or employees pursuant to a warrant, stock grant, option agreement; shares or warrants issued to lease companies, vendors, or customers; and shares issued to acquire another business entity, etc. on or after the preferred original issue date.

Each share of Series A, B, and B-1 preferred stock automatically converts into shares of common stock immediately upon the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with a public offering price which is not less than $2.75, $2.75, and $1.33 per share respectively (appropriately adjusted for recapitalization), and which results in aggregate cash proceeds to the Company of at least $30,000,000 (net of underwriting discounts and commissions).

(d)	Liquidation Rights

The holders of Series B-1 preferred stock will be entitled to receive $0.4419 per share plus any declared and unpaid dividends in preference to the holders of Series A and B preferred stock and common stock.

The holders of Series B preferred stock will be entitled to receive $0.55 per share plus any declared and unpaid dividends in preference to the holders of Series A preferred stock and common stock, whereas the holders of Series A preferred stock will be entitled to receive $0.65 per share plus any declared and unpaid dividends in preference to the holders of common stock. After payment of the full liquidation preference, the remaining assets of the Company available for distribution to shareholders will be distributed pari pasu among the holders of preferred stock and common stock on a pro rata, “as-if-converted” basis (assuming conversion of all such Series A, B, and B-1 preferred stock), until Series B-1 holders receive $0.8838 per share, Series B holders receive $2.20 per share, and Series A holders receive $2.60 per share and after that, ratably among holders of common stock.

(e)	Redemption Rights

Each share of Series A, B, and B-1 preferred stock will be liquidated in the event of a sale, lease, or other disposition of all or substantially all of the assets of the Company or a merger of the Company with or into any other companies in which the shareholder of the Company owns less than 50% of the Company’s voting power immediately after the merger. Since there are conditions for the liquidation which are not solely within the control of the Company, the shares of Series A, B, and B-1 preferred stock are considered mandatorily redeemable, and have been recorded outside of permanent equity in the accompanying consolidated balance sheet.

13	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

(f)	Convertible Note

In August 2003, the Company entered into a convertible note purchase agreement with one of the preferred Series B shareholders. Under the convertible note purchase agreement, the shareholder converted all of its Series B preferred stock into a $2 million convertible note. The $2 million convertible note accrues interest at 8% per annum with a maturity date of August 8, 2005, unless the holders of Series B preferred stock agree to convert the note into the Company’s additional Series B preferred stock at a price of $0.55 per share (provided the closing occurred before July 31, 2003) or Series C preferred stock or equivalent equity securities. If the note is converted into the Company’s preferred stock, then the holders of Series B preferred stock will not be entitled to any interest on the principal amount of the note and the conversion price will be the aggregate amount of principal then outstanding divided by the price per share of the stock issued.

(g)	Warrants to Purchase Common Stock

In November 2002, the Company entered into a common stock purchase warrant agreement with one of the Series B investors. Pursuant to the terms of the agreement, the investor could purchase up to 850,000 shares of the Company’s common stock at $0.01 per share on or before specified dates, subject to the achievement of certain milestones, as defined. The term of the warrant agreement is five years.

In August 2003, the Company and the holder of the warrant amended the warrant to exclude the achievement of milestones as a condition for exercise of the warrants. The warrants are immediately exercisable and expire four years from the date of issuance. The fair value of the warrant totaling $53,796 was calculated using the Black-Scholes option-pricing model with the following assumptions: expected remaining life of four years; volatility of 80%; dividend yield of 0%; and risk-free rate of 2.63%. As of December 31, 2003, none of the common stock warrants were exercised.

(8)	2001 Stock Option Plan

The board of directors may issue incentive or nonqualified stock options to officers and key employees under the 2001 Stock Option Plan (the Plan). The Plan was amended in 2003 and authorizes grants of options to purchase up to 11,890,476 shares of the Company’s common stock. Options that expire unexercised become available again for grants under the Plan.

Incentive and nonqualified stock options to purchase shares of common stock are granted at not less than 100% and 85%, respectively, of the fair value of shares at the date of grant, as determined by the board of directors. Options that are granted to optionees who own more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate are granted at not less than 110% of the fair value of shares at the date of grant, as determined by the board of directors. The options include a provision whereby the option holder may elect at any time to exercise the option prior to the full vesting of the option.

14	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

Unvested shares so purchased are subject to a repurchase provision which grants the Company the right of first refusal to repurchase such shares at the original purchase price. Such right shall lapse at a rate equivalent to the vesting period of the original option. The total number of shares of common stock, excluding common stock issued to founders, that were subject to repurchase as of December 31, 2003 was 516,793. The Plan will continue in effect until April 18, 2011 unless terminated earlier in accordance with the terms of the Plan.

Shares issued to founders pursuant to the exercise of options are subject to a repurchase provision which lapses ratably over 48 months. The total number of shares of founders stock subject to repurchase as of December 31, 2003 was 2,758,509. The following is a summary of option activity:

	Number of options outstanding	Weighted average exercise price
Balances as of December 31, 2000	—	$—
Options granted	3,933,000	0.0685
Options exercised	(1,170,000)	0.0700
Options canceled	(120,000)	0.0700

Balances as of December 31, 2001	2,643,000	0.0684
Options granted	3,185,433	0.0700
Options exercised	(237,500)	0.0700
Options canceled	(478,428)	0.0700

Balances as of December 31, 2002	5,112,505	0.0700
Options granted	4,107,500	0.0700
Options exercised	(237,339)	0.0700
Options canceled	(490,963)	0.070

Balances as of December 31, 2003	8,491,703	0.070

Exercisable, end of year	8,327,526	0.070

15	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

Additional information regarding options outstanding as of December 31, 2003 is as follows:

Exercise price	Shares outstanding	Weighted average remaining contractual life	Options exercisable
$0.01	50,000	7.5	50,000
$0.07	8,441,703	8.94	8,277,526

	8,491,703		8,327,526

Common Stock Reserved for Future Issuance

As of December 31, 2003, the Company has reserved the following shares of common stock for issuance in connection with:

Conversion of convertible preferred stock	77,895,061
Common stock options outstanding	8,491,703
Stock options available for issuance	3,322,520
Warrants for common stock	950,000

90,659,284

(9)	401(k) Plan

In January 2001, the Company adopted a 401(k) plan (the 401(k)). Participation in the 401(k) is available to all employees. All eligible employees can participate in the 401(k) at any time beginning with their first day of employment. Each participant may elect to have his or her compensation reduced up to the maximum percentage allowable, not to exceed the statutory limit as prescribed by the Internal Revenue Code. The Company may make Qualified Nonelective contributions to the 401(k). To date, no contributions have been made by the Company.

16	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

(10)	Income Taxes

Income tax expense consisted of the following for the year ended December 31, 2003 and the cumulative period from September 20, 2000 (inception) to December 31, 2003:

	Year ended December 31, 2003	Cumulative period from September 20, 2000 (inception) to December 31, 2003
Foreign	$2,000	9,700
State	800	2,400

	$2,800	12,100

The 2003 and the cumulative actual income tax expense from September 30, 2000 to December 31, 2003 differs from the “expected” income tax benefit (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) as follows:

	Year ended December 31, 2003	Cumulative period from September 20, 2000 (inception) to December 31, 2003
Computed “expected” tax benefit	$(3,369,000)	(7,859,100)
Foreign tax	2,000	9,700
State taxes, net of federal tax	800	2,400
Current year net operating losses and temporary differences for which no tax benefit is recongized	3,283,600	7,563,700
Other	85,400	295,400

	$2,800	12,100

17	(Continued)

AAROHI COMMUNICATIONS, INC.

AND SUBSIDIARY

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

December 31, 2003

The differences between the income tax benefit computed at the federal statutory rate and the Company’s income tax expense for all periods presented primarily relates to net operating losses and start-up expenditures for which no benefit has been recognized. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2003 are presented below:

Deferred tax assets:
Research credits carryforwards	$1,584,000
Accruals	172,000
Plant and equipment	50,000
Net operating loss carryforwards	6,781,000
Start-up costs	1,052,000

Total gross deferred tax assets	9,639,000
Deferred tax liabilities:
Fixed assets	—

9,639,000
Valuation allowance	(9,639,000)

Net deferred tax assets (liabilities)	$—

As a result of the Company’s ongoing history of operating losses, management has provided a valuation allowance for all of its deferred tax assets. The net change in the total valuation allowance for year ended December 31, 2002 to December 31, 2003 was an increase of $4,513,000.

As of December 31, 2003, the Company has operating loss carryforwards of $17,606,000 for federal income tax purposes. The federal net operating loss carryforwards will expire if not utilized beginning in 2020. The Company has available net operating loss carryforwards for state income tax purposes of approximately $13,629,000. The state net operating loss carryforwards will expire beginning in 2012 if not utilized.

The Company also has research credit carryforwards for federal and California income tax purposes of approximately $873,000 and $844,000, respectively, available to reduce future federal and California income taxes. The federal research credit carryforwards expire if not utilized beginning in 2021. The Californian research credit carries forward indefinitely.

Federal and state tax laws impose restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an “ownership change,” as defined in Internal Revenue Code Section 382. If the Company has such an ownership change, the Company’s ability to use its net operating loss and tax credit carryforwards may be subject to restrictions pursuant to the provisions.

(11)	Related Party Transactions

Certain Company officers hold minority interests in entities who are Investors in the Company.

18	(Continued)